

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

Kenneth Tapp
Chief Executive Officer
MjLink.com, Inc.
3465 Gaylord Court, Suite A509
Englewood, CO 80113

> **Re: MjLink.com, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed August 7, 2020**
> **File No. 024-11154**

Dear Mr. Tapp:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2020 letter.

Amendment No. 4 to Offering Circular

Cover Page

1.   We note the disclosure you added regarding Ken Tapp's beneficial ownership in the company in response to prior comment 1. Disclose that the 7.58% beneficial ownership of Ken Tapp, through LVC Consulting, is on a fully diluted basis assuming full conversion of the company's outstanding Preferred Shares. In addition, disclose the percentage of currently outstanding shares of Class A common stock LVC Consulting owns.

Company History Overview, page 3

2. You disclose that the company continues to operate as a division of Social Life Network. Given the small minority interest that Social Life Network holds in MjLink, please clarify the nature of the relationship between these two companies, including the level of control by Social Life Network over MjLink and the extent to which funds will flow between the two companies. If the relationship is a result of common control by Ken Tapp over both companies, please clarify that this is the case and provide risk factor disclosure of the conflicts of interest of Mr. Tapp due to his equity interests, voting interests and fiduciary duties at both companies.

Directors, Executive Officers and Corporation Governance, page 47

3. Please remove the advisors from your list of executive officers and directors on page 47. In addition, since Leslie Bock is no longer a director of the company as of July 10, 2020, please advise why he signed the offering statement as a director.

Certain Relationships and Related Party Transactions, page 51

4. We note the disclosure you added in response to prior comment 4. Please also disclose the consideration paid by your officers and directors and their affiliates for the Class A common shares and Preferred Shares they were issued.

Security Ownership of Management and Certain Security Holders, page 51

5. You disclose that you have 10,068,087 preferred shares issued and outstanding, but only 1,200,000 preferred shares are discussed on page 51 and disclosed in the table on page 52. Please advise who owns the balance of your preferred shares. Confirm that no holder of your preferred shares beneficially owns more than five percent of your Class A common stock assuming conversion of the preferred shares.

Description of Capital Stock
Class B Common Stock Shares, page 54

6. Disclose whether you have any plans or arrangements to issue the Class B Common Stock. Specifically disclose whether you intend to issue this stock to Ken Tapp or any of his affiliates. In this regard, we note that Mr. Tapp holds all 25 million shares of similar Class B common stock of Social Life Network. Disclose here and provide risk factor disclosure that, due to the fact that the Class B Common Stock has 100 votes per share, the issuance of Class B Common Stock could be used to give voting control over MjLink to a person or persons without shareholder approval.

Preferred Shares, page 54

7. Disclose that the Preferred Shares have no voting rights.

Note 1 - Organization and Description of Business
Financial Statement Presentation, page F-7

8.   We note your response to prior comment 6 and there continues to be references to interim
      presentation and disclosures. Please review your financial statement presentation and
      disclosures as well as the audit report for the following and revise or remove accordingly:
      •   The Financial Statement Presentation disclosure on pages F-7 and 33 and Note 2
           Basis of Presentation continue to contain language that only relate to interim
           disclosures.
      •   The captioning of your financial statements as "condensed" relates to interim
           presentation. Additionally, the auditor's report should correctly identify and refer to
           each of the financial statements, see AU-C 700.25.

General

9.   We note your response to prior comment 1. The offering circular, however, continues to
      refer to Social Life Network as MJLink's parent. See, e.g., disclosure on pages 39, 40, 41
      and 51, as well as the footnotes to the executive compensation table and the beneficial
      ownership table. Please remove references to Social Life Network, Inc. currently being
      MjLink's parent company.

10.   We note your response to prior comment 8. It does not appear, however, that any changes
      have been made to the disclosure in Item 6 of Part I. Therefore, we reissue the comment.
      Please revise Item 6 of Part 1 to provide the required information on unregistered
      securities issued in the past year, including the May 9, 2020 issuance of Class A common
      shares and July 11, 2020 issuance of Preferred Shares.

11.   We note the addition of disclosure that you will accept Bitcoin and Ethereum as payment
      for the securities being offered. Please clarify the following:
      •   how you will value the Bitcoin and Ethereum initially and on an ongoing basis;
      •   how you will determine the amount of securities to which a purchaser will be entitled
           and at what point you will determine the number of shares;
      •   who will bear the risk of a downturn in price of the Bitcoin and Ethereum between
           the time it is delivered to the company and the time that the company determines the
           amount of securities to be issued;
      •   how you will hold and secure the Bitcoin and Ethereum that you receive prior to
           receiving the minimum offering amount to close the offering; and
      •   whether you intend to hold the Bitcoin and Ethereum that you receive for investment
           or convert them into fiat currency immediately upon receipt or soon thereafter.

You may contact Amanda Kim, Staff Accountant, at (202) 551- 3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Frederick M. Lehrer